UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number: 001-32667

Sprott Resource Lending Corp.
(Translation of registrant's name into English)

550 Burrard St., Suite 1028
Bentall 5, Box 61
Vancouver, British Columbia, Canada V6C 2B5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[               ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News release dated March 11, 2011

99.2	Financial Statements (year end December 31)

99.3	Ontario Participation Form

99.4	Management Discussion and Analysis (year end Dec 31 2010)

99.5	Year End CEO Certifications

99.6	Year End CFO Certifications

99.7	Annual Information Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Resource Lending Corp.
(Registrant)

Date: March 11, 2011	By:	/s/ Heather Laxton

	Name:	Heather Laxton
	Title:	Corporate Secretary